June 1, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series, Neuberger Berman MLP Income Opportunity Fund File No. 333-122847; 811-21715

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of the following Post-Effective Amendments (the “Amendments”) to Registrant’s Registration Statement on Form N-1A:

1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
62	1/19/2018	485APOS	0000898432-18-000088
67	4/3/2018	485BXT	0000898432-18-000410
68	5/3/2018	485BXT	0000898432-18-000576
The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.
If you have any questions, please contact Dina Lee at (646) 497-4810.

Sincerely,

By:	/s/ Robert Conti
Robert Conti
President and Chief Executive Officer